Exhibit 4

Eilenberg & Krause llp
11 East 44th Street
New York, New York 10017
Telephone:  (212) 986-9700
Facsimile:  (212) 986-2399

June 27, 2013

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Zone
Migdal Haemek
ISRAEL

Ladies and Gentlemen:

We have acted as United States counsel for Tower Semiconductor Ltd., a corporation organized under the laws of Israel (the “Company”), in connection with the prospectus filed by the Company with the Israel Securities Authority and the Registration Statement on Form F-3 (File No. 333-187858) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Prospectus Supplement dated June 4, 2013 (the "Prospectus Supplement") that forms a part thereof, for the purpose of offer and sale of the following securities in the amounts and in accordance with the terms and conditions set forth in the final prospectus and the final Registration Statement and Prospectus Supplement: (i) transferable rights (“Rights”), each Right to be exercisable to purchase four shares of the Company’s ordinary shares, par value 1.00 NIS (“Ordinary Shares”), six short-term warrants ("Series 8 Warrants") to purchase Ordinary Shares and five warrants ("Series 9 Warrants" and, together with the Series 8 Warrants, the "Warrants") to purchase Ordinary Shares; (ii) Warrants; (iii) Ordinary Shares issuable upon the exercise of the Rights; and (iv) Ordinary Shares issuable upon the exercise of the Warrants.  All capitalized terms not otherwise defined herein have the same meanings given to such terms in the Registration Statement and Prospectus Supplement.

In connection with the foregoing, we have examined, among other things, (i) the Prospectus Supplement and the Registration Statement and (ii) originals, photocopies or conformed copies of all such corporate records, agreements, instruments and documents of the Company, certificates of public officials and other certificates and opinions, and have made such other investigations as we have deemed necessary for the purpose of rendering the opinion set forth herein.  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as photocopies or conformed copies, and the authenticity of the originals of such latter documents.  We have relied, to the extent we deem such reliance proper, upon representations, statements or certificates of public officials and officers and representatives of the Company.  We have also relied, with the permission of Yigal Arnon & Co., upon the legal opinion letter of Yigal Arnon & Co. to the Company dated June 21, 2013 with respect to certain matters concerning the Rights and the Warrants.

Based upon and subject to the foregoing, we are of the opinion as follows:

1. The Rights constitute binding obligations of the Company.

2. The Warrants, if and when issued in accordance with the Prospectus Supplement and the Warrant Agreement Shall constitute binding obligations of the Company.

We assume for purposes of this opinion that the issuance of the Rights and the Warrants as described in the Prospectus Supplement was duly authorized by all necessary corporate action under the laws of the State of Israel.

Yigal Arnon & Co. may rely upon this opinion for the purpose of rendering their opinion dated June 27, 2013, with respect to certain matters concerning the Rights and the Warrants.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement that forms a part thereof.

Very truly yours, /s/ EILENBERG & KRAUSE LLP